UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DICE Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23345J104

(CUSIP Number)

Jonathan Goodman

Sands Capital Ventures, LLC

1000 Wilson Blvd., Suite 3000, Arlington VA 22209

Telephone: (703) 562-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23345J104

1.	Name of Reporting Persons. Sands Capital Global Venture Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 541,688
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 541,688

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 541,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 47,728,381 shares of Common Stock issued and outstanding as of May 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 23345J104

1.	Name of Reporting Persons. Sands Capital Life Sciences Pulse Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 401,546
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 401,546

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 401,546
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 47,728,381 shares of Common Stock issued and outstanding as of May 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 23345J104

1.	Name of Reporting Persons. Sands Capital Life Sciences Pulse Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 596,694
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 596,694

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 596,694
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 47,728,381 shares of Common Stock issued and outstanding as of May 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 23345J104

1.	Name of Reporting Persons. Sands Capital Private Growth Fund III-DC, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 346,542
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 346,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,542
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 47,728,381 shares of Common Stock issued and outstanding as of May 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 23345J104

1.	Name of Reporting Persons. Frank M. Sands
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,886,470 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,886,470 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,886,470 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

This includes 541,688 shares of Common Stock that are directly owned by Sands Capital Global Venture Fund II, L.P. (“Sands Venture Fund II”), 401,546 shares of Common Stock that are directly owned by Sands Capital Life Sciences Pulse Fund, LLC (“Sands Pulse Fund”), 596,694 shares of Common Stock that are directly owned by Sands Capital Life Sciences Pulse Fund II, L.P. (“Sands Pulse Fund II”), and 346,542 shares of Common Stock that are directly owned by Sands Capital Private Growth Fund III-DC, L.P. (“Sands Growth Fund”). Sands Capital Global Venture Fund II-GP, L.P. (“Sands Venture GP L.P.”) is the sole general partner of Sands Venture Fund II and Sands Growth Fund, and Sands Capital Global Venture Fund II-GP, LLC (“Sands Venture GP LLC”) is the general partner of Sands Venture GP L.P. Sands Capital Life Sciences Pulse Fund II-GP, L.P. (“Sands Pulse GP L.P.”) is the sole general partner of Sands Pulse Fund II, and the sole general partner of Sands Pulse Fund GP L.P. is Sands Capital Life Sciences Fund II-GP, LLC (“Sands Capital GP LLC”). Frank M. Sands holds ultimate voting and investment power over securities held by Sands Venture Fund II, Sands Pulse Fund, Sands Pulse Fund II, Sands Growth Fund, Sands Venture GP L.P., Sands Venture GP LLC, Sands Pulse GP L.P., and Sands Capital GP LLC, and therefore may be deemed to beneficially own a total of 1,886,470 shares of Common Stock.

(2)

The calculation of beneficial ownership of the Reporting Persons (as defined below) is based on 47,728,381 shares of Common Stock issued and outstanding as of May 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of DICE Therapeutics, Inc. (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on September 27, 2021 (the “Initial Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of         June 21, 2023:

Reporting Person	Securities Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Sands Venture Fund II	541,688	0	541,688	0	541,688	541,688	1.1%
Sands Pulse Fund	401,546	0	401,546	0	401,546	401,546	0.8%
Sands Pulse Fund II	596,694	0	596,694	0	596,694	596,694	1.3%
Sands Growth Fund	346,542	0	346,542	0	346,542	346,542	0.7%
Frank M. Sands (2)	0	0	1,886,470	0	1,886,470	1,886,470	4.0%

(1)

The percentages are based on 47,728,381 shares of Common Stock issued and outstanding as of May 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2023.

(2)

This includes 541,688 shares of Common Stock that are directly owned by Sands Venture Fund II, 401,546 shares of Common Stock that are directly owned by Sands Pulse Fund, 596,694 shares of Common Stock that are directly owned by Sands Pulse Fund II, and 346,542 shares of Common Stock that are directly owned by Sands Growth Fund. Sands Venture GP L.P. is the sole general partner of Sands Venture Fund II and Sands Growth Fund, and Sands Venture GP LLC is the general partner of Sands Venture GP L.P. Sands Pulse GP L.P. is the sole general partner of Sands Pulse Fund II., and the sole general partner of Sands Pulse Fund GP L.P. is Sands Capital GP LLC. Frank M. Sands holds ultimate voting and investment power over securities held by Sands Venture Fund II, Sands Pulse Fund, Sands Pulse Fund II, Sands Growth Fund, Sands Venture GP L.P., Sands Venture GP LLC, Sands Pulse GP L.P., and Sands Capital GP LLC, and therefore may be deemed to beneficially own a total of 1,886,470 shares of Common Stock.

(c) On June 20, 2023 the Reporting Persons sold an aggregate of 345,000 shares of Common Stock in open market transactions at a price of $46.46 per share for aggregate consideration of $16,028,700. In the transactions, Sands Venture Fund II sold 99,064 shares, Sands Pulse Fund sold 73,436 shares, Sands Pulse Fund II sold 109,124 shares and Sands Growth Fund sold 63,376 shares.

On June 21, 2023 the Reporting Persons sold an aggregate of 517,500 shares of Common Stock in open market transactions at a price of $46.57 per share for aggregate consideration of $24,099,975. In the transactions, Sands Venture Fund II sold 148,596 shares, Sands Pulse Fund sold 110,154 shares, Sands Pulse Fund II sold 163,686 shares and Sands Growth Fund sold 95,064 shares.

(d) Inapplicable.

(e) As a result of the transactions described herein, on June 21, 2023 the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2023

Sands Capital Global Venture Fund II, L.P.

By:	Sands Capital Global Venture Fund II-GP, L.P., its general partner

By:	Sands Capital Global Venture Fund II-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Life Sciences Pulse Fund, LLC

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Life Sciences Pulse Fund II, L.P.

By:	Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner

By:	Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

[Signature Page to Schedule 13D]

Sands Capital Private Growth Fund III-DC, L.P.

By:	Sands Capital Global Venture Fund II-GP, L.P., its general partner

By:	Sands Capital Global Venture Fund II-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

By:	/s/ Frank M. Sands
Name: Frank M. Sands

[Signature Page to Schedule 13D]